UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 000-53914

OSSEN INNOVATION CO., LTD.
(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,
PEOPLE’S REPUBLIC OF CHINA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __               No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXPLANATORY NOTE

The Board of Directors (the "Board") of Ossen Innovation Co., Ltd. (the "Company") appointed Mr. Yilun Jin, as the Chief Financial Officer of the Company, effective October 26, 2010. Mr. Jin succeeds Mr. Zhiping Gu, who resigned and left the Company, effective October 25, 2010.  There was no disagreement between Mr. Gu and the Company which led to his resignation.

Mr. Jin, 35, served as Chief Financial Officer at American Lorain Corporation from September 2008 until October 2010.  Prior to working at American Lorain Corporation, he served in various capacities at Citigroup in New York from 2002 until September 2008, at which time he was Vice President of Markets and Banking. Mr. Jin graduated from Thunderbird School of Global Management in 2002, earning a Master of Business Administration degree in International Management, with a specialization in Finance, and was honored with a Citigroup Fellowship. Mr. Jin served as manager of the Corporate Finance Division at the Shanghai Branch of the Bank of Tokyo-Mitsubishi Ltd. from August 1997 until July 2000. Mr. Jin earned a Bachelor of Arts degree in economics from Fudan University in Shanghai, China in 1997. Mr. Jin is also a CFA charterholder and is fluent in English and Mandarin. Mr. Jin does not have any family relationships with our directors or officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD. (Registrant)

Date: October 27, 2010	By:	/s/ Wei Hua
	Name:	Wei Hua
	Title:	Chief Executive Officer